FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 5, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 5, 2016 – Appointment of Masayoshi Son, Ronald Fisher and Alok Sama as directors of ARM Holdings plc

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy
Name: Chris Kennedy
Title: Chief Financial Officer

Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

5 September 2016

Appointment of Masayoshi Son, Ronald Fisher and Alok Sama as directors of ARM Holdings plc

On 18 July 2016, the boards of directors of ARM Holdings plc (“ARM”) and SoftBank Group Corp. (“SoftBank”) announced that they had reached agreement on the terms of a recommended all cash offer for the entire issued and to be issued share capital of ARM by SoftBank (the “Acquisition”) to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

Further to today’s announcement from ARM and SoftBank that the Scheme had become effective in accordance with its terms following the Court’s sanction of the Scheme at the Court Hearing held on 1 September 2016, ARM wishes to announce that the following directors have been appointed to the ARM Board as of today’s date in the following positions:

•	Masayoshi Son	(Chairman and Executive Director);
•	Ronald Fisher	(Executive Director); and
•	Alok Sama	(Executive Director).

In accordance with Listing Rule 9.6.13R, ARM reports that:

1.	Masayoshi Son currently acts as Chairman and CEO for SoftBank and Chairman for Sprint Corporation, and holds executive directorships in Yahoo Japan Corporation and Alibaba Group Holding Limited.

2.	Ronald Fisher currently holds executive positions in SoftBank and Sprint Corporation, and has held previous executive directorships in E*TRADE Financial Corporation and GSI Commerce Inc.

Save for the current and previous directorships listed above, there is no other information to disclose relating to Masayoshi Son, Ronald Fisher and Alok Sama under Listing Rule 9.6.13R.

Capitalised terms used but not otherwise defined in this announcement have the meanings given to them in the scheme document published on 3 August 2016 in relation to the Scheme.

Enquiries:

ARM Holdings plc	+44 (0) 12 2340 0400
Chris Kennedy, Chief Financial Officer
Ian Thornton, Head of Investor Relations